UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   GAVER POWERS
   1326 RIVERSIDE AVENUE
   TARPON SPRINGS, FL 34689

2. Date of Event Requiring Statement (Month/Day/Year)
   4/30/01

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
   EAUTOCLAIMS.COM, INC.

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   CHIEF INFORMATION OFFICER

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|

COMMON STOCK                                 2,372                    (D)
___________________________________________________________________________________________________________________________________|


___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option to acquire
Common Stock             4/00      4/05                               60,000    $2.00     D

Option to acquire
Common Stock             8/01      9/05                               15,000    $2.375    D

Option to acquire
Common Stock             8/02      9/05                               15,000    $2.375    D

Option to acquire
Common Stock             8/03      9/05                               15,000    $2.375    D

Option to acquire
Common Stock             12/01     12/05                              11,667    $1.22     D

Option to acquire
Common Stock             12/02     12/05                              11,667    $1.22     D

Option to acquire
Common Stock             12/03     12/05                              11,666    $1.22     D

Option to acquire
Common Stock             1/02      1/06                                4,667    $1.01     D

Option to acquire
Common Stock             1/03      1/06                                4,667    $1.01     D

Option to acquire
Common Stock             1/04      1/06                                4,666    $1.01     D

Option to acquire
Common Stock             2/02      2/06                                4,667    $2.00     D

Option to acquire
Common Stock             2/03      2/06                                4,667    $2.00     D

Option to acquire
Common Stock             2/04      2/06                                4,666    $2.00     D

Option to acquire
Common Stock             3/02      3/06                                2,333    $1.26     D

Option to acquire
Common Stock             3/03      3/06                                2,333    $1.26     D

Option to acquire
Common Stock             3/04      3/06                                2,334    $1.26     D

Option to acquire
Common Stock             4/01      4/11                               50,000    $0.01     D

___________________________________________________________________________________________________________________________________|

Explanation of Responses:





/s/ GAVER POWERS                                            5/16/01
-------------------                                         -------
Signature of Reporting Person                                Date